Exhibit 16.1
February 27, 2009
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Cardiovascular Systems, Inc. (formerly known as Replidyne, Inc.) and, under the date of February 23, 2009, we reported on the financial statements of Replidyne, Inc. as of and for the years ended December 31, 2008 and 2007. On February 25, 2009, we were dismissed. We have read Cardiovascular Systems, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated February 25, 2009 and we agree with such statements, except that we are not in a position to agree or disagree with Cardiovascular Systems, Inc.’s statement in the first sentence.
Very truly yours,
/s/ KPMG LLP